Exhibit 99.2

Management's Discussion and Analysis

For the year ended December 31, 2018

Franco Nevada

The GOLD Investment that WORKS

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR
UNITED STATES OF AMERICA
.9995
PLATINUM
1 oz.
$100

arch

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 19, 2019 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the year ended December 31, 2018 and 2017.  The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2018 and 2017 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.  For additional information, our website can be found at www.franco-nevada.com.

Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions

Periods under review
"Q4/2018"	The three-month period ended December 31, 2018
"Q3/2018"	The three-month period ended September 30, 2018
"Q2/2018"	The three-month period ended June 30, 2018
"Q1/2018"	The three-month period ended March 31, 2018
"Q4/2017"	The three-month period ended December 31, 2017
"Q3/2017"	The three-month period ended September 30, 2017
"Q2/2017"	The three-month period ended June 30, 2017
"Q1/2017"	The three-month period ended March 31, 2017

Places and currencies		Measurement
"U.S."	United States	"GEO"	Gold equivalent ounces
"$" or "USD"	United States dollars	"PGM"	Platinum group metals
"C$" or "CAD"	Canadian dollars	"oz"	Ounce
"A$" or "AUD"	Australian dollars	"oz Au"	Ounce of gold
		"oz Ag"	Ounce of silver
Interest types		"oz Pt"	Ounce of platinum
"NSR"	Net smelter return royalty	"oz Pd"	Ounce of palladium
"GR"	Gross royalty	"LBMA"	London Bullion Market Association
"ORR"	Overriding royalty	"bbl"	Barrel
"GORR"	Gross overriding royalty	"boe"	Barrels of oil equivalent
"FH"	Freehold or lessor royalty	"WTI"	West Texas Intermediate
"NPI"	Net profits interest
"NRI"	Net royalty interest
"WI"	Working interest

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40‑F filed on EDGAR at www.sec.gov.

2018 Management’s Discussion and Analysis	2

Table of Contents

4	OVERVIEW
5	STRATEGY
6	HIGHLIGHTS
9	GUIDANCE
10	MARKET OVERVIEW
11	SELECTED FINANCIAL INFORMATION
12	REVENUE BY ASSET
13	REVIEW OF QUARTERLY FINANCIAL PERFORMANCE
17	REVIEW OF ANNUAL FINANCIAL PERFORMANCE
21	IMPAIRMENTS OF ROYALTIES, MINERAL INTERESTS AND WORKING INTERESTS
21	GENERAL AND ADMINISTRATIVE EXPENSES
22	OTHER INCOME AND EXPENSES
23	SUMMARY OF QUARTERLY INFORMATION
23	BALANCE SHEET REVIEW
24	LIQUIDITY AND CAPITAL RESOURCES
27	CRITICAL ACCOUNTING ESTIMATES
31	OUTSTANDING SHARE DATA
32	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
33	NON-IFRS FINANCIAL MEASURES
36	CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

2018 Management’s Discussion and Analysis	3

Overview

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed to maintain a focus on precious metals (gold, silver and PGM) and a diversity of revenue sources with a target of not more than 20% from energy (oil, gas and NGLs).

Franco-Nevada Asset Count at March 19, 2019
	Mining	Energy	TOTAL
Producing	51	55	106
Advanced	37	—	37
Exploration	202	25	227
TOTAL	290	80	370

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its Initial Public Offering over eleven years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada's Relative Share Price Performance

11 Years of Performance
Franco-Nevada has outperformed both gold equities and gold Itself
Chart to March 15, 2019
FNV (TSX)
Gold Price
S&P/TSX Global Gold Index
FNV IPO: Dec 2007
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Note: FNV (TSX) and S&P/TSX Global Gold Index converted to USD.

2018 Management’s Discussion and Analysis	4

Strategy

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements.

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to precious metals price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands;
•	No additional capital requirements other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry. Franco-Nevada has operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada actively manages its portfolio to maintain a focus on precious metals (gold, silver and PGM) and a diversity of revenue sources with a target of not more than 20% from energy (oil, gas and NGLs). In the short-term, we may diverge from the long-term target based on opportunities available. With 86.8% of revenue earned from gold and gold equivalents and 13.2% from energy assets in 2018, the Company has the flexibility to consider diversification opportunities outside of the precious metals’ space and increase its exposure to other commodities while maintaining its long-term target.

One of the strengths of the Franco-Nevada business model is that our business is not generally impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying operation. Profit-based royalties accounted for approximately 6.7% of total revenue in 2018.

2018 Management’s Discussion and Analysis	5

Highlights

Financial Update – Q4/2018

•	104,877 GEOs(1) earned in Q4/2018, a decrease of 12.5% from 119,839 GEOs in Q4/2017;
•	$148.2 million in revenue, a decrease of 11.4% compared to Q4/2017;
•	$21.5 million, or $208 per GEO, in Cash Costs(2) attributable to GEO production, compared to $31.0 million, or $266 per GEO, in Q4/2017;
•	$118.7 million, or $0.64 per share, of Adjusted EBITDA(2), a decrease of 7.3% and 7.2%, respectively, compared to Q4/2017;
•	80.1% in Margin(2), compared to 76.6% in Q4/2017;
•	$31.3 million, or $0.17 per share, in net loss, compared to net income of $43.5 million, or $0.23 per share, in Q4/2017, reflecting impairment charges of $75.4 million on the Sudbury assets;
•	$44.7 million, or $0.24 per share in Adjusted Net Income(2), a decrease of 14.2% and 14.3%, respectively, compared to Q4/2017;
•	$97.8 million in net cash provided by operating activities, a decrease of 22.6% compared to $126.3 million in Q4/2017;
•

$1.2 billion in available capital as at December 31, 2018, comprising $153.5 million of working capital(3), $132.8 million in marketable equity securities, and $0.9 billion available under the Company’s credit facilities. Debt of $210.0 million that was used to fund the acquisition of royalty rights with Continental Resources, Inc. and the final contribution towards the Cobre Panama project remains outstanding at year-end.

Financial Update – 2018

•	447,902 GEOs earned, a decrease of 10.0% from 497,745 GEOs in 2017;
•	$653.2 million in revenue, a decrease of 3.2% compared to 2017;
•	$105.2 million, or $239 per GEO, in Cash Costs attributable to GEO production, compared to $129.7 million, or $265 per GEO, in 2017;
•	$519.6 million, or $2.79 per share, in Adjusted EBITDA, an increase of 0.7% and a decrease of 1.1%, respectively, from 2017;
•	79.5% in Margin, an increase compared to 76.5% in 2017;
•	$139.0 million, or $0.75 per share, in net income, a decrease of 28.6% and 29.2%, respectively, compared to 2017, reflecting impairment charges of $75.4 million on the Sudbury assets;
•	$217.0 million, or $1.17 per share, in Adjusted Net Income, an increase of 9.4% and 8.3%, respectively, compared to 2017;
•	$474.8 million in net cash provided by operating activities, an decrease of 2.8% compared to $488.6 million in 2017.

Corporate Developments

Acquisition of Valentine Lake Royalty Interest – Newfoundland, Canada

On February 21, 2019, Franco-Nevada acquired a 2% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Lake Gold Camp in central Newfoundland for C$18.0 million. Marathon has an option to buy back 0.5% of the NSR for $7.0 million until December 31, 2022.

Acquisition of Salares Norte Royalty Interest - Chile

On January 31, 2019, Franco-Nevada, through a wholly-owned Chilean subsidiary, acquired an existing 2% NSR on Gold Fields’ Salares Norte project in the Atacama region of northern Chile for $32.0 million, comprised of $27.0 million of Franco-Nevada common shares (366,499 common shares) and $5.0 million in cash. Gold Fields has an option to buy back 1% of the NSR for $6.0 million within 24 months of commercial production.

__________________________

1GEOs include production from our Mining assets, and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 13 and 17 of this MD&A for indicative prices which may be used in the calculation of GEOs for the year ended December 31, 2018 and 2017, respectively.

2Cash Costs, Adjusted Net Income, Adjusted EBITDA, and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

3The Company defines working capital as current assets less current liabilities.

2018 Management’s Discussion and Analysis	6

Acquisition of U.S. Oil & Gas Royalty Rights and Strategic Relationship with Continental Resources, Inc. – SCOOP and STACK, Oklahoma

On October 23, 2018, the Company, through a wholly-owned subsidiary, entered into a strategic relationship with Continental Resources, Inc. (“Continental”) to jointly acquire, through a newly-formed entity (the “Royalty Acquisition Venture”), royalty rights in the South Central Oklahoma Oil Province (“SCOOP”) and Sooner Trend Anadarko Basin Canadian and Kingfisher Counties (“STACK”) plays of Oklahoma. The relationship is intended to capitalize on Continental’s land and exploration expertise and focus predominantly on acquiring royalty rights under Continental’s drill plan.

In addition to its initial contribution of $218.5 million spent at closing, to grow the Royalty Acquisition Venture portfolio, Franco-Nevada also committed to spend up to $300 million over the following three years to acquire additional royalty rights, subject to satisfaction of agreed upon development thresholds, bringing the total commitment to $520 million. Continental committed to spend up to $75 million over the same three-year period through the Royalty Acquisition Venture.

Revenue distribution from the Royalty Acquisition Venture will vary depending on production volumes, with Franco‑Nevada entitled to a minimum of 50% of revenue and up to 75% of revenue at certain production volumes. Meaningful revenue from the initial contribution of assets is expected to begin in 2019, increasing over time. The assets subject to the initial investment have an anticipated life of 30+ years from current wells and future development.

As at December 31, 2018, Franco-Nevada has funded $261.8 million to the Royalty Acquisition Venture, which consists of $218.5 million for its initial contribution, and additional contributions of $43.3 million made after the closing date. Franco-Nevada has remaining commitments of $258.2 million, which will be funded over three years.

The initial contribution made in 2018 was funded net of $3.7 million in royalties generated by the acquired assets between March 1, 2018, the effective date of the transaction, and October 23, 2018, the date on which the Company acquired joint control of the Royalty Acquisition Venture.

Acquisition of Bowen Basin Coal Royalties – Australia

On February 28, 2018, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of metallurgical coal royalties located in the Bowen Basin of Queensland, Australia for a cash consideration of A$4.2 million. The portfolio includes certain claims that comprise the producing Moorvale mine, the Olive Downs project which has filed permitting applications, and another 33 exploration tenements.  The Bowen Basin Coal royalties are production payments of A$0.10 per tonne, adjusted for consumer price index changes since December 31, 1997.

Acquisition of U.S. Energy Royalties – Delaware Basin, Texas

On February 20, 2018, the Company, through a wholly-owned subsidiary, closed the acquisition of a royalty portfolio in the Delaware Basin, which represents the western portion of the Permian Basin, for $101.3 million. The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.  The transaction entitles the Company to royalties effective October 1, 2017. Prior to year-end, the Company advanced $11.0 million into escrow in respect of this transaction which was included in royalty, stream and working interests on the statement of financial position as at December 31, 2017.

Additional Acquisition and Funding of Cobre Panama – Panama

On January 19, 2018, the Company, through a wholly-owned subsidiary, entered into an amended and restated stream agreement with First Quantum Minerals Ltd. (“First Quantum”) and Korea Resources Corp. (“KORES”).  The amended and restated stream agreement covers 100% of the Cobre Panama project. Cobre Panama, which is in the construction phase and is located in Panama, is 90% owned by First Quantum and 10% by KORES.

The amended and restated stream agreement comprises two distinct precious metals streams: the original stream covering First Quantum’s initial 80% interest in the project (the “Fixed Payment Stream”) and a new stream covering (i) First Quantum’s additional 10% interest in the project acquired from LS-Nikko Copper Inc. in Q4/2017 and (ii) KORES’ 10% interest in the project (the “Floating Payment Stream”).

The amended and restated stream agreement provides Franco-Nevada protection against a delayed start-up through a discount on the initial fixed price gold ounces purchased until the mill reaches a run-rate of 58 million tonnes per day, effective January 1, 2019. The discount would provide Franco-Nevada an effective 5% return on capital.

Fixed Payment Stream

Under the terms of the Fixed Payment Stream, Franco-Nevada has funded a deposit of $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit was funded on a pro-rata basis of 1:3 to First Quantum’s share of the capital costs for Cobre Panama in excess of $1.0 billion. Franco-Nevada made a final contribution of $25.6 million on October 19, 2018, thereby fulfilling its capital commitment of $1.0 billion as at December 31, 2018.

Under the terms of the amended and restated stream agreement, the fixed price for the Fixed Payment Stream is $418 per ounce of gold and $6.27 per ounce of silver (each increased by a 1.5% annual inflation factor), until 1,341,000 ounces of gold and 21,500,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be the greater of 50% of the fixed price and 50% of the spot price.

2018 Management’s Discussion and Analysis	7

Floating Payment Stream

The purchase price of the Floating Payment Stream was $356.0 million and was funded upfront upon closing on March 16, 2018. The terms of the Floating Payment Stream, other than the ongoing price, are similar to the Fixed Payment Stream, including initially linking precious metals deliveries to copper in concentrate shipped. Under the Floating Payment Stream, the ongoing price per ounce for deliveries is 20% of the spot price until 604,000 ounces of gold and 9,618,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be 50% of the spot price.

Significant Portfolio Updates

Additional updates related to our portfolio of assets is available in our News Release issued on March 19, 2019, available on SEDAR at www.sedar.com,  and EDGAR at www.sec.gov.

Sudbury

In December 2018, KGHM International Ltd. (“KGHM”), the operator of the Sudbury assets, announced that it expected to halt operations at the Levack-Morrison mine and put the mine on care and maintenance, as a result of current metal prices and lower ore grades. Although the Company understands the Levack-Morrison mine will be placed on care and maintenance in late March 2019, the impact of the mine closure is expected to be offset by deliveries from the McCreedy West mine.

McCreedy West had been on care and maintenance since 2011, but recently resumed operations and is expected to deliver gold and PGM ounces to Franco-Nevada in 2019 and part of 2020. To support the restart of the McCreedy West mine, Franco-Nevada agreed to renegotiate the existing contract with KGHM by increasing the fixed price per ounce of gold equivalent from a price of $429 (initially $400 per ounce, subject to inflation adjustments) to $800, until December 31, 2021.

Franco-Nevada recorded impairment charges with respect to the Sudbury assets in 2018. Refer to the Impairments of Royalties, Streams and Working Interests section on page 21 of this MD&A for details.

Cobre Panama

First Quantum announced first introduction of ore to the processing plant at Cobre Panama on February 13, 2019, with ramp-up scheduled over 2019 and 2020.

On September 25, 2018, First Quantum addressed the announcement of the Supreme Court of Panama ruling in connection with the constitutionality of Law 9 of 1997. According to First Quantum, Law 9 granted the status of national law to the mining concession contract, establishing a statutory legal and fiscal regime for the development of the Cobre Panama project. Minera Panama SA (“MPSA”), the operating subsidiary of First Quantum, understands that the Supreme Court ruling with respect to the constitutionality of Law 9 relates to the enactment of Law 9 and does not affect the legality of the MPSA mining concession contract itself, which remains in effect, and allows continuation of the development of Cobre Panama project by MPSA. Subsequently, MPSA has submitted filings to the Supreme Court for ruling, which it has accepted, prior to the ruling in relation to the constitutionality of Law 9 taking effect. On September 26, 2018 the Government of Panama issued a news release affirming support for the Cobre Panama project. Construction and commissioning are continuing while the First Quantum seeks to clarify the legal position.

Candelaria

In 2018, deliveries from the Candelaria stream were negatively affected as a result of a pit wall slide that occurred in late 2017. The mine was also processing lower grade materials, in accordance with an updated technical report and life of mine plan which was issued in November 2017. Processing of higher grade ore is expected to resume later in 2019.

Brucejack

Franco-Nevada has a 1.2% NSR covering Pretium Resources Inc.’s Brucejack gold project in British Columbia, Canada. The mine is operated by Pretium Resources Inc. First gold was poured from the Brucejack project in June 2017 and achieved commercial production in July 2017. The royalty agreement is subject to royalty thresholds of approximately 500,000 ounces for gold, and 17.9 million ounces for silver. The operation met the royalty threshold and royalty payments commenced in December 2018.

Cerro Moro

Franco-Nevada has a 2% NSR on the Cerro Moro mine operated by Yamana Gold Inc. in Santa Cruz, Argentina. Construction was completed in 2018 and commercial production was declared on June 26, 2018. Royalty payments to Franco-Nevada commenced in mid-2018, and the Company will benefit from a first full year of production in 2019.

Financing

Credit Facilities

During the year, the Company drew down $210.0 million from its $1.0 billion unsecured revolving credit facility (the “Credit Facility”), primarily to fund its initial contribution to the Continental Royalty Acquisition Venture on October 23, 2018. The funds were drawn as 30-day LIBOR loans with the associated interest rate based on 30-day LIBOR plus 1.10%. As of the date of this MD&A, the Credit Facility has an outstanding balance of $210.0 million, and $790.0 million remains available. The Credit Facility has a maturity date of March 22, 2023, which the Company expects to extend by an additional year.

Franco-Nevada (Barbados) Corporation (“FNBC”) also drew on its credit facility (the “FNBC Credit Facility”) during the year to fund its capital contributions towards the Cobre Panama project. All amounts drawn were repaid within the year. As at the date of this MD&A, the full $100.0 million remains available to FNBC. The FNBC Credit Facility has a maturity date of March 20, 2020.

2018 Management’s Discussion and Analysis	8

Dividend Declaration

For the year ended December 31, 2018, dividends declared totaled $0.95 per share, or $177.8 million, of which $136.1 million was paid in cash and $41.7 million was paid in common shares issued under the Company’s Dividend Reinvestment Plan (“DRIP”). In Q4/2018, Franco-Nevada declared a quarterly dividend of $0.24 per share. The total dividend declared was $44.9 million, of which $31.5 million was paid in cash and $13.4 million was paid in common shares.

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov. 2019 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

For 2019, the Company is pleased to provide the following guidance for its mining and energy segments, respectively:

	2019 Guidance	2018 Actual	2017 Actual
Gold & Gold Equivalent production(1),(2)	465,000 - 500,000 GEOs	447,902 GEOs	497,745 GEOs
Energy revenue(3)	$70.0 - $85.0 million	$86.1 million	$47.0 million

1Of the 465,000 to 500,000 GEOs, Franco-Nevada expects to receive 305,000 to 335,000 GEOs under its various streams. In the year ended December 31, 2018, the Company earned 293,476 GEOs from its streams.

2In forecasting GEOs for 2019, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,300 Au, $15.25 Ag, $825 Pt and $1,500 Pd.

3In forecasting revenue from Energy assets for 2019, the WTI oil price is assumed to average $55 per barrel.

Our GEO guidance for 2019 is based on the following:

•

Latin America Mining Assets: We anticipate significant growth from our Latin America Mining assets, reflecting first deliveries from Cobre Panama as the asset ramps-up.  First Quantum has provided copper production guidance between 140,000 and 170,000 tonnes of contained copper for 2019, which would translate to approximately 59,000 GEOs based on the midpoint of the provided range. Franco-Nevada expects some delay between concentrate production as reported by First Quantum and ultimate payment under the stream agreement and therefore expects GEOs to range from 20,000 to 40,000 GEOs for 2019. We expect higher deliveries from our Candelaria stream in the second half of 2019, as the mine resumes normal operations following the pit wall slide that occurred in late 2017. However this is expected to be offset by lower deliveries from Antapaccay based on the mine’s life of mine plan, and from Guadalupe as Coeur is expected to mine a larger portion outside Franco-Nevada’s stream grounds. Antamina is expected to deliver below the mid-point of the long-term range of 2.8 million and 3.2 million silver ounces. Latin America revenue also includes Cerro Moro, with 2019 being the first full year of production as the project is fully ramped up.

•

U.S. Mining Assets: We expect a decrease in production from our U.S. Mining assets, primarily due to Fire Creek having fulfilled its fixed deliveries requirement, and future royalties now being based on a trailing 2.5% NSR. Royalties from South Arturo will be limited, as Phase 2 mining is completed, and production from the Phase 1 open pit and El Nino underground mine is not expected until late 2019. Royalties from Bald Mountain are also expected to decrease compared to 2018, as mining transitions away from Franco-Nevada royalty grounds. Offsetting these decreases is the expected increase from Stillwater as the Blitz project continues to ramp-up.

•

Canada Mining Assets: Production from our Canadian Mining assets is expected to increase compared to 2018, primarily from our Sudbury and Brucejack assets. Although the Levack-Morrison mine will be placed on care and maintenance in late March 2019, the impact of the mine closure is expected to be offset by deliveries from the McCreedy West mine. Stream ounces from McCreedy West are subject to a fixed gold equivalent price of $800 per ounce. The expected increase in revenue from Sudbury also reflects higher forecasted palladium prices. Brucejack is expected to provide a first full year of royalties as the operation met the royalty threshold in late 2018.

•

Rest of World Mining Assets: Overall production from our Rest of World Mining assets is expected to increase slightly year-over-year, principally from Tasiast and Subika due to recently completed expansions. These increases are expected to be largely offset by a decline in ounces from the Karma stream. Karma is expected to deliver fewer ounces in 2019 as it has completed the repayment of the 5,625 ounces of gold which were due as a result of the draw down of the increase option under the stream agreement. Sabodala will deliver 22,500 GEOs in 2019, fulfilling its last year of fixed stream deliveries. Deliveries from MWS will remain relatively flat compared to 2018.

2018 Management’s Discussion and Analysis	9

Performance from our Energy assets in 2018 surpassed expectations, based on higher oil prices, unforecasted lease bonus payments, catch-up payments on 2017 production and production from high royalty percentage areas. In 2019, we expect Energy revenue to remain relatively flat year-over-year based on the following:

•

U.S. Energy Assets: We expect incremental revenue from our recent investment in the Continental Royalty Acquisition Venture to be mostly offset by lower royalties from our SCOOP/STACK and Permian Basin portfolios, based primarily on our assumptions of lower oil prices compared to 2018. 2019 revenue guidance does not include any potential lease bonus revenue.

•

Canada Energy Assets: Revenue from our Weyburn royalties are expected to decrease compared to 2018 based on an expectation of lower realized prices. Royalties from the Orion oil sands project, which were most impacted by the widened differentials against the Western Canada Select benchmark in the second half of 2018, are expected to increase, as differentials improve and production capacity is further expanded.

Depletion and depreciation expense totaled $247.7 million in 2018. The Company estimates depletion and depreciation expense to be $295.0 million to $325.0 million for 2019.

With respect to the Royalty Acquisition Venture held with Continental, the Company is expecting to contribute, subject to satisfaction of agreed upon development thresholds, up to $100 million in 2019.

Market Overview

The prices of precious metals, gold in particular, are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs contributed by non-gold Mining assets when converting silver, platinum, palladium and other mining commodities to GEOs. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold.

During Q4/2018, gold prices averaged $1,228/oz, down 3.6% compared to the Q4/2017 average of $1,274/oz. Gold prices traded between $1,186/oz and $1,279/oz, ending Q4/2018 at $1,279/oz, approximately 7.7% lower than at the end of Q3/2018.

Silver prices averaged $14.55/oz in Q4/2018, a decrease of 12.9% compared to $16.70/oz in Q4/2017. Platinum and palladium prices averaged $822/oz and $1,157/oz, respectively, in Q4/2018, compared to $920/oz and $993/oz, respectively, for Q4/2017, a decrease of 10.7% and an increase of 16.5% year-over-year, respectively.

During the quarter, Edmonton Light prices averaged C$47.95/bbl, down 28.2% compared to Q4/2017, while WTI averaged $58.70/bbl, a 6.0% increase from Q4/2017.

2018 Management’s Discussion and Analysis	10

Selected Financial Information

	For the three months ended		For the year ended
(in millions, except Average Gold Price,	December 31,		December 31,
GEOs sold, Margin, per share amounts)	2018	2017	2018	2017

Statistical Measures
Average Gold Price	$1,228	$1,274	$1,268	$1,257
GEOs sold(1)	104,877	119,839	447,902	497,745

Statement of Income and Comprehensive Income
Revenue	$148.2	$167.2	$653.2	$675.0
Depletion and depreciation	61.5	63.8	247.7	273.0
Cost of sales	24.8	35.2	118.2	142.0
Operating (loss) income	(19.3)	61.2	188.8	235.4
Net (loss) income	(31.3)	43.5	139.0	194.7
Basic (loss) earnings per share	$(0.17)	$0.23	$0.75	$1.06
Diluted (loss) earnings per share	$(0.17)	$0.23	$0.75	$1.06

Dividends declared per share	$0.24	$0.23	$0.95	$0.91
Dividends declared (including DRIP)	$44.9	$43.2	$177.8	$167.9
Weighted average shares outstanding	186.4	185.5	186.1	182.9

Non-IFRS Measures
Cash Costs(2) attributable to GEO production	$21.5	$31.0	$105.2	$129.7
Cash Costs(2) per GEO	$208	$266	$239	$265
Adjusted EBITDA(2)	$118.7	$128.0	$519.6	$516.1
Adjusted EBITDA(2) per share	$0.64	$0.69	$2.79	$2.82
Margin(2)	80.1%	76.6%	79.5%	76.5%
Adjusted Net Income(2)	$44.7	$52.1	$217.0	$198.3
Adjusted Net Income(2) per share	$0.24	$0.28	$1.17	$1.08

Statement of Cash Flows
Net cash provided by operating activities	$97.8	$126.3	$474.8	$488.6
Net cash used in investing activities	$(285.3)	$(116.2)	$(988.7)	$(500.9)
Net cash provided by (used in) financing activities	$182.5	$(32.0)	$77.6	$239.7

	As at	As at
	December 31,	December 31,
	2018	2017
Statement of Financial Position
Cash and cash equivalents	$69.7	$511.1
Total assets	4,931.8	4,788.4
Debt	207.6	—
Deferred income tax liabilities	67.3	60.3
Total shareholders’ equity	4,631.9	4,705.5
Working capital(3)	153.5	593.8

1

Refer to Note 1 at the bottom of page 6 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on pages 13 and 17 of this MD&A for indicative prices which may be used in the calculations of GEOs for the year ended December 31, 2018 and 2017, respectively.

2

Cash cost of sales, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

3	The Company defines Working Capital as current assets less current liabilities.

2018 Management’s Discussion and Analysis	11

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from 52 Mining assets and 55 Energy assets in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the years ended December 31, 2018 and 2017:

		For the three months ended		For the year ended
(expressed in millions)	Interest and %	December 31,		December 31,
Property	(Gold unless otherwise noted)	2018	2017	2018	2017
GOLD & GOLD EQUIVALENTS
Latin America
Antapaccay	Stream (indexed) Gold & Silver	$21.9	$25.0	$97.5	$90.2
Candelaria	Stream 68% Gold & Silver	11.3	18.1	70.5	105.2
Antamina	Stream 22.5% Silver	10.9	16.3	51.1	62.9
Guadalupe-Palmarejo	Stream 50%	6.8	17.5	45.3	65.5
Other		1.8	0.5	3.9	2.2
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$6.3	$4.4	$19.0	$16.8
Stillwater	NSR 5% PGM	6.6	5.2	21.3	20.6
Gold Quarry	NSR 7.29%	3.3	3.6	14.4	14.2
Marigold	NSR 1.75-5%, GR 0.5-4%	2.5	2.7	10.2	10.3
Fire Creek/Midas	NSR 2.5%, Fixed to 2018	1.9	4.3	10.1	11.0
Bald Mountain	NSR/GR 0.875-5%	4.1	2.1	14.5	6.4
South Arturo	GR 4-9%	0.1	0.8	4.1	10.7
Other		1.0	1.7	4.8	4.4
Canada
Sudbury	Stream 50% PGM & Gold	$6.3	$7.9	$23.3	$30.3
Detour Lake	NSR 2%	4.4	4.3	15.8	14.3
Golden Highway	NSR 2-10%	1.3	2.4	8.0	8.7
Hemlo	NSR 3%, NPI 50%	1.6	0.8	7.1	4.4
Musselwhite	NPI 5%	1.0	0.8	2.6	3.8
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.3	1.1	4.6	4.1
Timmins West	NSR 2.25%	0.7	0.7	2.6	3.4
Canadian Malartic	GR 1.5%	0.6	0.4	2.5	2.0
Other		3.2	2.9	8.8	13.3
Rest of World
MWS	Stream 25%	$8.2	$9.2	$32.9	$35.8
Sabodala	Stream 6%, Fixed to 2019	6.9	7.1	28.5	30.5
Karma	Stream 4.875%, Fixed to 80,625 oz	5.6	5.6	22.5	23.0
Subika	NSR 2%	2.9	1.7	9.4	6.6
Tasiast	NSR 2%	2.1	1.4	6.3	6.2
Duketon	NSR 2%	0.8	1.6	6.0	6.7
Edikan	NSR 1.5%	0.9	1.0	4.3	3.7
Other		3.7	2.1	15.2	10.8
		$130.0	$153.2	$567.1	$628.0
ENERGY
United States
SCOOP/STACK - Continental	Royalty Acquisition Venture	1.7	—	1.7	—
SCOOP/STACK - Other	Various Royalty Rates	3.2	1.4	14.0	3.4
Permian Basin	Various Royalty Rates	6.3	0.8	23.1	2.3
Canada
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$4.6	$8.8	$35.5	$32.2
Orion	GORR 4%	0.6	1.2	3.7	1.5
Other		1.8	1.8	8.1	7.6
		$18.2	$14.0	$86.1	$47.0
Revenue		$148.2	$167.2	$653.2	$675.0

2018 Management’s Discussion and Analysis	12

Review of Quarterly Financial Performance

The prices of precious metals, oil and gas and production from Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q4/2018	Q3/2018	Q4/2017	(Q4/2018-Q3/2018)	(Q4/2018-Q4/2017)
Gold(1)	($/oz)	$1,228	$1,213	$1,274	1.2%	(3.6)%
Silver(2)	($/oz)	14.55	14.99	16.70	(2.9)%	(12.9)%
Platinum(3)	($/oz)	822	814	920	1.0%	(10.7)%
Palladium(3)	($/oz)	1,157	953	993	21.4%	16.5%

Edmonton Light	(C$/bbl)	47.95	77.14	66.78	(37.8)%	(28.2)%
West Texas Intermediate	($/bbl)	58.70	69.67	55.40	(15.7)%	6.0%

CAD/USD exchange rate(4)		0.7575	0.7652	0.7867	(1.0)%	(3.7)%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily average rates.

Revenue

Revenue and GEO production attributable to Franco-Nevada by commodity, geographical location and type of interest for the three months ended December 31, 2018 and 2017 is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2018	2017	Variance	2018	2017	Variance
Commodity
Gold	79,623	88,954	(9,331)	$98.3	$113.4	$(15.1)
Silver	12,895	18,843	(5,948)	16.1	24.1	(8.0)
PGM	8,830	8,977	(147)	11.2	11.7	(0.5)
Other mining assets	3,529	3,065	464	4.4	4.0	0.4
Mining	104,877	119,839	(14,962)	$130.0	$153.2	$(23.2)
Energy	-	-	-	18.2	14.0	4.2
	104,877	119,839	(14,962)	$148.2	$167.2	$(19.0)
Geography
Latin America	42,435	60,568	(18,133)	$52.7	$77.4	$(24.7)
United States	21,244	19,454	1,790	37.1	27.0	10.1
Canada	16,066	16,350	(284)	27.3	33.0	(5.7)
Rest of World	25,132	23,467	1,665	31.1	29.8	1.3
	104,877	119,839	(14,962)	$148.2	$167.2	$(19.0)
Type
Revenue-based royalties	31,900	27,469	4,431	$51.5	$40.0	$11.5
Streams	62,378	83,390	(21,012)	78.0	106.6	(28.6)
Profit-based royalties	5,521	3,078	2,443	8.9	9.4	(0.5)
Other	5,078	5,902	(824)	9.8	11.2	(1.4)
	104,877	119,839	(14,962)	$148.2	$167.2	$(19.0)
1

Refer to Note 1 at the bottom of page 6 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2018 Management’s Discussion and Analysis	13

Revenue for Q4/2018 was $148.2 million, down 11.4% from Q4/2017, and comprised $130.0 million from Mining assets, and $18.2 million from Energy assets. Mining revenue decreased 15.1% year-over-year due to fewer GEOs earned, but was partly offset by a 30.0% increase in Energy revenue. Recently acquired Energy assets which closed in 2018, namely Delaware and the SCOOP/STACK royalties with Continental, added $6.0 million in incremental revenue compared to Q4/2017.

Mining assets contributed 87.7% of the Company’s total revenue in Q4/2018, compared to 91.6% in Q4/2017, reflecting the growth of the Company’s portfolio of Energy assets over the last two years. Geographically, the Company remains heavily invested in the Americas, with 79.0% of revenue in Q4/2018, compared to 82.1% in Q4/2017.

GEO Production

GEOs produced in Q4/2018 totaled 104,877 ounces, compared to 119,839 GEOs in Q4/2017.

2018 Management’s Discussion and Analysis	14

The year-over-year decrease was primarily due to the following assets:

•

Candelaria – 9,152 GEOs were earned from the Company’s Candelaria stream, representing a decline of 35.5%, from 14,185 GEOs earned in Q4/2017. Precious metals production levels from the Candelaria mine are currently lower than in the comparable period due to the temporary processing of lower grade materials and a delay in year-end deliveries.

•	Guadalupe – 5,457 GEOs were earned from Guadalupe, a decrease 60.3% from 13,741 GEOs in Q4/2017, reflecting less mining on Franco-Nevada stream lands.
•

Antamina – 8,710 GEOs were earned from the Antamina stream, a decrease of 32.3% from 12,870 GEOs in Q4/2017.  The year-over-year decrease was expected as part of Antamina’s 2018 life of mine plan. Revenue from Antamina was also impacted by lower silver prices compared to the 2017 period.

•

Fire Creek/Midas – 1,533 GEOs were earned from Fire Creek/Midas in Q4/2018, a decrease 54.0%, compared to 3,332 GEOs earned in the same period in 2017.  The ounces sold in Q4/2018 represented the last ounces from the fixed delivery schedule from Fire Creek/Midas. Starting in 2019, ounces will be earned based on a floating 2.5% NSR.

The above decreases were partly offset by the following:

•	Bald Mountain – 3,450 GEOs were earned from the Bald Mountain royalties, an increase of 1,777 GEOs, or 106.2%.
•	Goldstrike – 5,145 GEOs were earned from the Goldstrike royalties, an increase of 1,686 GEOs, or 48.7%.

Energy Revenue

Energy assets generated revenue of $18.2 million (88% oil and 12% gas) for the quarter, an increase of 30.0% compared to $14.0 million (95% oil and 5% gas) in Q4/2017. Production volume increased 55.8% year-over-year.

Revenue from the Weyburn Unit during the quarter decreased to $4.6 million from $8.8 million in Q4/2017, primarily due to lower average realized prices, and comprised the following: $2.1 million earned from the NRI (Q4/2017 - $5.6 million), $2.2 million earned from the WI (Q4/2017 - $2.8 million) and $0.3 million earned from the ORRs (Q4/2017 - $0.4 million). Capital and operating expenditures were 79.0% and 23.0% higher in Q4/2018 than in Q4/2017, respectively. Capital expenditures increased year-over-year due to investments in new wells. The actual realized price from the NRI decreased 17.8% in Q4/2018, at C$52.30/boe, compared to C$63.65/boe for Q4/2017.

Orion contributed $0.6 million in revenue in Q4/2018 (Q4/2017 - $1.2 million). Revenue was negatively impacted by widened price differentials and government-mandated volume curtailments in Western Canada.

U.S. assets represented 61.5% of Franco-Nevada’s Energy revenue, and performed well in Q4/2018. The SCOOP/STACK royalty portfolio generated $3.2 million in Q4/2018 (Q4/2017 - $1.4 million), while assets from the Permian Basin, which include the Midland and Delaware portfolios, produced $6.3 million in revenue (Q4/2017 - $0.8 million), reflecting the addition of the Delaware portfolio of royalties and higher volumes.  Assets acquired over the last year, being Continental and Delaware, contributed an incremental $6.0 million in Q4/2018, for which there is no comparative in the same period in 2017.

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2018	2017	Variance
Cost of stream sales	$20.9	$30.5	$(9.6)
Cost of prepaid ounces	1.4	3.0	(1.6)
Mineral production taxes	0.6	0.5	0.1
Mining operating costs	$22.9	$34.0	$(11.1)
Energy operating costs	1.9	1.2	0.7
	$24.8	$35.2	$(10.4)

Stream ounces sold decreased 25.2% in Q4/2018 to 62,378 GEOs, compared to 83,390 GEOs in Q4/2017, primarily due to fewer ounces purchased under the Candelaria, Guadalupe and Antamina streams. The reduction in cost of sales from stream ounces decreased to a greater extent, down 31.5% compared to Q4/2017, as ounces from the Guadalupe stream carry a relatively high cash payment per ounce.

Cost of prepaid ounces decreased by $1.6 million compared to Q4/2017, reflecting 1,533 ounces sold in Q4/2018 compared to 3,332 ounces in the same period in 2017.

2018 Management’s Discussion and Analysis	15

Depletion and Depreciation

Depletion and depreciation expense totaled $61.5 million in Q4/2018 compared to $63.8 million in Q4/2017, reflecting fewer GEOs earned from the Candelaria, Antamina and Guadalupe streams.

Impairment Charges

The Company has recorded impairment charges of $54.4 million and $21.0 million with respect to the Levack-Morrison and Podolsky assets, respectively. The Company also wrote-off $0.6 million with respect to abandoned tenements, concessions or grounds which were subject to royalty rights held by the Company. Refer to the Impairments of Royalties, Streams and Working Interests section on page 21 of this MD&A for details.

Income Taxes

Income tax expense for the quarter was $11.7 million in Q4/2018 (Q4/2017 - $16.9 million), comprised of a current income tax expense of $9.2 million (Q4/2017 - $5.3 million) and a deferred income tax expense of $2.5 million (Q4/2017 - $11.6 million). The decrease in income tax expense year-over year was mainly due to a one-time adjustment being recorded in 2017 as a result of the United States enacting Tax Reform legislation on December 22, 2017.  The company recorded a deferred tax expense in Q4/2017 of $7.1 million on the re-measurement of the Company’s deferred tax assets in the U.S.

Net Income

Net loss for Q4/2018 was $31.3 million, or $0.17 per share, compared to net income of $43.5 million, or $0.23 per share, for the same period in 2017. The net loss in Q4/2018 was a result of the impairments of $76.0 million recorded during the period, as well as lower revenue from our Mining assets. Adjusted Net Income, which excludes impairment charges and other items, was $44.7 million, or $0.24 per share, compared to $52.1 million, or $0.28 per share, earned in Q4/2017.

2018 Management’s Discussion and Analysis	16

Review of Annual Financial Performance

The prices of precious metals, oil and gas and the actual production from Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Year-to-date average prices and rates		2018	2017	Variance
Gold(1)	($/oz)	$1,268	$1,257	0.9%
Silver(2)	($/oz)	15.71	17.05	(7.9)%
Platinum(3)	($/oz)	881	948	(7.1)%
Palladium(3)	($/oz)	1,028	870	18.2%

Edmonton Light	(C$/bbl)	68.99	62.65	10.1%
West Texas Intermediate	($/bbl)	64.78	50.90	27.3%

CAD/USD exchange rate(4)		0.7721	0.7550	2.3%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada noon and daily average rates.

Revenue

Revenue and GEO production attributable to Franco-Nevada by commodity, geographical location and type of interest for the year ended December 31, 2018 and 2017 by commodity, geographical location is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2018	2017	Variance	2018	2017	Variance
Commodity
Gold	344,107	371,440	(27,333)	$435.8	$467.2	$(31.4)
Silver	61,737	77,426	(15,689)	78.2	98.1	(19.9)
PGM	30,946	34,520	(3,574)	39.1	44.5	(5.4)
Other mining assets	11,112	14,359	(3,247)	14.0	18.2	(4.2)
Mining	447,902	497,745	(49,843)	$567.1	$628.0	$(60.9)
Energy	-	-	-	86.1	47.0	39.1
	447,902	497,745	(49,843)	$653.2	$675.0	$(21.8)
Geography
Latin America	211,862	258,285	(46,423)	$268.3	$326.0	$(57.7)
United States	77,776	75,203	2,573	137.2	100.2	37.0
Canada	59,513	65,982	(6,469)	122.6	125.5	(2.9)
Rest of World	98,751	98,275	476	125.1	123.3	1.8
	447,902	497,745	(49,843)	$653.2	$675.0	$(21.8)
Type
Revenue-based royalties	119,964	113,347	6,617	$197.9	$155.8	$42.1
Streams	293,476	350,827	(57,351)	371.7	443.3	(71.6)
Profit-based royalties	17,091	13,209	3,882	44.0	37.0	7.0
Other	17,371	20,362	(2,991)	39.6	38.9	0.7
	447,902	497,745	(49,843)	$653.2	$675.0	$(21.8)
1

Refer to Note 1 at the bottom of page 6 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2018 Management’s Discussion and Analysis	17

Revenue in 2018 was $653.2 million, down 3.2% from 2017. GEOs earned in 2018 decreased 10.0%, resulting in a corresponding decrease in revenue from Mining assets which was slightly offset by higher gold prices. Revenue from Energy assets compensated to a large degree for the decrease in revenue from Mining assets, reflecting the growth of the Company’s Energy portfolio over the last two years.

Mining revenue comprised 86.8% of total revenue 2018, a decrease from 93.0% in 2017. We continue to earn the majority of our revenue from the Americas, at 80.8% compared to 81.7% in 2017.

GEO Production

GEOs produced in 2018 totaled 447,902 ounces, compared to 497,745 GEOs in 2017.

2018 Management’s Discussion and Analysis	18

The year-over-year decrease in GEOs was primarily due to the following assets:

•

Candelaria – 55,671 GEOs were earned from the Candelaria stream in 2018, down 33.4% compared to 83,610 in 2017. Although a decrease in production of precious metals was expected in 2018 based on planned processing of lower grade material, the impact on gold and silver production was greater than expected. GEOs earned in 2017 included 2,032 GEOs which had been delivered in 2016, but were sold in Q1/2017.

•

Guadalupe – 35,807 GEOs were earned in 2018, a decrease of 31.3% compared to 52,124 GEOs in 2017. The year-over-year decrease was due to a temporary suspension of activities in 2018. 2017 was also an exceptionally strong year of production for Guadalupe-Palmarejo.

•

Antamina – 40,384 GEOs were earned from the Antamina silver stream, down 18.7% compared to 49,656 GEOs in 2017, in line with the 2018 life of mine plan. Revenue from Antamina was also impacted by lower silver prices compared to the 2017 period.

•	South Arturo – 3,087 GEOs in 2018, down 64.4% compared to 8,670 GEOs in 2017 due to the end of mining in Phase 2, with processing of ore stockpiled from Phase 2 continuing on a limited scale.

The above decreases were partly offset by the following:

•

Antapaccay – 76,877 GEOs were earned in 2018, an increase of 8.0% compared to 71,183 GEOs earned in 2017. The increase was expected based on the 2018 life of mine plan as the mine sequencing moved to a phase of production with higher grades.

•

Bald Mountain – 11,643 GEOs were earned in 2018, more than double compared to 5,122 GEOs in 2017, reflecting the expiration of royalty payment caps on a specific royalty as well as a strong performance for the mine in 2018 compared to the same period in 2017.

Energy Revenue

Revenue from the Company’s Energy assets almost doubled compared to the prior year, contributing revenue of $86.1 million in 2018 (95% oil and 5% gas), compared to $47.0 million in 2017 (95% oil and 5% gas), as a function of both increased production and realized prices.

Revenue from the Weyburn Unit in 2018 increased to $35.5 million (2017 - $32.2 million) with $22.4 million earned from the NRI (2017 - $20.5 million), $11.0 million earned from the WI (2017 - $9.9 million) and $2.1 million earned from the ORRs (2017 - $1.8 million). Increased revenue was primarily a reflection of stronger oil prices during the year, offsetting the higher capital and operating expenses as well as slightly lower volumes. The actual realized price from the NRI was 14.8% higher in 2018, at C$66.42/boe compared to C$57.85/boe in 2017.

Orion contributed $3.7 million in revenue in 2018 (2017 - $1.5 million). Revenue was negatively impacted by widened differentials for heavy oil prices and volume curtailments in Western Canada in the latter part of the year. The Orion acquisition closed at the end of Q3/2017, therefore only generating limited production for Franco-Nevada in 2017.

The Company’s U.S. Energy assets generated 45.1% of the Company’s Energy revenue, with rig activity on royalty acreage ahead of original expectations. Revenue from the U.S. Energy assets was comprised of $14.4 million from Delaware (2017 – nil), $8.7 million from Midland (2017 - $2.3 million), and $14.0 million from SCOOP/STACK (2017 - $3.4 million). Included in the 2018 revenue for Delaware is a true-up of $2.0 million as the transaction closed in February 2018, but had an effective date of October 1, 2017. Additionally, U.S. Energy revenue benefited from lease bonus payments of $3.4 million, which had not been budgeted. Revenue from the SCOOP/STACK royalties with Continental totaled $1.7 million, reflecting only limited distributions for the year.

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the year ended December 31,
(expressed in millions)	2018	2017	Variance
Cost of stream sales	$102.9	$127.4	$(24.5)
Cost of prepaid ounces	7.1	7.7	(0.6)
Mineral production taxes	2.3	2.3	—
Mining operating costs	$112.3	$137.4	$(25.1)
Energy operating costs	5.9	4.6	1.3
	$118.2	$142.0	$(23.8)

2018 Management’s Discussion and Analysis	19

The decrease in costs of sales of $23.8 million is proportionate with the decrease in stream ounces being sold, of 293,476 GEOs in 2018 compared to 350,827 GEOs in 2017, primarily from Guadalupe and Candelaria.

Depletion and Depreciation

Depletion and depreciation expense totaled $247.7 million in 2018 compared to $273.0 million in 2017. The decrease of $25.3 million is largely due to lower royalty payments and stream deliveries from Candelaria, South Arturo, Antamina and Guadalupe, partly offset by an increase in the depletion of the Antapaccay stream and Energy assets. Depletion on a per ounce basis also decreased for certain of the Company’s assets, reflecting increases in reserves over the last year.

Impairment Charges

The Company has recorded impairment charges of $54.4 million and $21.0 million with respect to the Levack-Morrison and Podolsky mines, respectively. The Company also wrote-off $0.6 million with respect to abandoned tenements, concessions or grounds which were subject to royalty rights held by the Company. Refer to the Impairments of Royalties, Streams and Working Interests section on page 21 of this MD&A for details.

Income Taxes

Income tax expense in 2018 totaled $50.1 million (2017 – $41.3 million), comprised of a current income tax expense of $40.1 million (2017 - $19.5 million) and a deferred income tax expense of $10.0 million (2017 – $21.8 million). The increase in income tax expense year-over-year reflects higher income earned (before impairment charge) during the year compared to 2017. Also, income tax expense in 2017 was lower as the company realized tax benefits from the utilization of tax attributes for which no deferred tax asset was previously recognized.

2018 Management’s Discussion and Analysis	20

Net Income

Net income in 2018 was $139.0 million, or $0.75 per share, compared to $194.7 million, or $1.06 per share, for the same period in 2017. The decrease in net income reflects the impairment of $76.0 million recorded in Q4/2018, as well as lower revenue from our Mining assets. This was however, partly offset by lower depletion rates per ounce, reflecting increases in reserves for certain of the Company’s assets. Adjusted Net Income, which excludes impairment charges and other items, was $217.0 million, or $1.17 per share, compared to $198.3 million, or $1.08 per share, earned in 2017.

Impairments of Royalties, Stream and Working Interests

Royalties, streams and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. As part of the Company’s regular asset impairment analysis, the Company noted the presence of impairment indicators. The Company recorded impairment charges for the year ended December 31, 2018 as summarized in the following table:

(expressed in millions)	2018	2017
Royalty, stream and working interests, net:
Sudbury assets
Levack-Morrison	$54.4	$—
Podolsky	21.0	—
McCreedy	—	—
Exploration assets	0.6	—
Total impairment losses	$76.0	$—

Sudbury assets

The Company’s Sudbury assets comprise the Levack-Morrison, Podolsky and McCreedy streams. The mines are operated by KGHM International Ltd. (“KGHM”). As a result of KGHM’s ongoing optimization of the multi-year plan of operating activities in the Sudbury Basin, KGHM decided to halt the extraction of ore from the Levack-Morrison deposit, and recommence production at the McCreedy mine. The Company was notified of KGHM’s intentions in December 2018. As KGHM’s optimization plan encompasses all of the Sudbury assets, management considered the announcement to be an indicator of impairment for all three assets, and performed an impairment assessment for each affected asset.

Franco-Nevada estimated the recoverable amount of its Levack-Morrison, Podolsky and McCreedy interests to be $3.6 million, nil, and $11.0 million, respectively. Impairment charges of $54.4 million and $21.0 million were recorded with respect to the Levack-Morrison and Podolsky mines, respectively.

Exploration assets

The Company also wrote-off $0.6 million with respect to abandoned tenements, concessions or grounds which were subject to royalty rights held by the Company.

General and Administrative Expenses

The following table provides a breakdown of general and administrative expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2018	2017	Variance	2018	2017	Variance
Salaries and benefits	$2.0	$2.5	$(0.5)	$6.6	$7.8	$(1.2)
Professional fees	0.4	1.0	(0.6)	2.8	3.1	(0.3)
Office costs	0.3	0.2	0.1	0.9	0.8	0.1
Board of Directors' costs	1.1	0.7	0.4	0.7	3.2	(2.5)
Share-based compensation	1.1	0.7	0.4	5.2	4.6	0.6
Other	0.3	1.9	(1.6)	6.4	5.4	1.0
	$5.2	$7.0	$(1.8)	$22.6	$24.9	$(2.3)

General and administrative expenses represented 3.5% of revenue for Q4/2018 and 2018. General and administrative expenses, which include business development costs, vary depending upon the level of business development related activity and the timing of completing transactions. In 2018, the Company capitalized costs primarily in relation to its acquisitions of the Continental Royalty Acquisition Venture, Delaware U.S. Energy royalties and Cobre Panama Floating Stream.

Board of Directors’ fees vary according to the mark-to-market of the value of deferred share units that are granted to the directors of the Company. Although the Company’s share price at the close of the 2018 year-end increased compared to the closing price at the end of 2017, the year-over-year increase was less pronounced than in 2017. As such, the marked-to-market value of the deferred share unit liability increased to a lesser extent.

2018 Management’s Discussion and Analysis	21

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2018	2017	Variance	2018	2017	Variance
Foreign exchange gain (loss)	$0.3	$0.5	$(0.2)	$0.4	$(0.8)	$1.2
Other income	0.9	0.6	0.3	1.4	2.1	(0.7)
Mark-to-market loss on warrants	—	(0.2)	0.2	—	(0.2)	0.2
	$1.2	$0.9	$0.3	$1.8	$1.1	$0.7

The foreign exchange gain recognized in Q4/2018 and 2018 reflects a strengthening of the U.S. dollar relative to the Canadian dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Other income includes dividend income on certain of the Company’s equity investments.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2018	2017	Variance	2018	2017	Variance
Finance income
Interest	$0.7	$1.8	$(1.1)	$3.1	$5.4	$(2.3)
	$0.7	$1.8	$(1.1)	$3.1	$5.4	$(2.3)
Finance expenses
Interest	$1.5	—	1.5	$1.5	—	1.5
Standby charges	0.4	$0.6	$(0.2)	2.1	$2.5	$(0.4)
Amortization	0.3	0.4	(0.1)	1.0	0.9	0.1
	$2.2	$1.0	$1.2	$4.6	$3.4	$1.2

Finance income is earned on our cash and cash equivalents. Finance income also includes interest income in the amount of $2.2 million accrued on the Noront Resources Ltd. loan during 2018 (2017 - $2.0 million). Finance expenses consist of the costs of interest expense incurred on our Credit Facility, which had a balance outstanding of $210.0 million as at December 31, 2018, as well as interest incurred on the drawdowns on the FNBC Credit Facility which were repaid prior to year-end. The Company also incurs standby charges, which represent the costs of maintaining our credit facilities based on the undrawn amounts, and recognizes the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facilities.

2018 Management’s Discussion and Analysis	22

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1),(2) is set out below:

(in millions, except Margin, GEOs,	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
per ounce and per share amounts)	2018	2018	2018	2018	2017	2017	2017	2017
Revenue	$148.2	$170.6	$161.3	$173.1	$167.2	$171.5	$163.6	$172.7
Costs and expenses(3)	167.5	104.8	96.4	95.7	106.0	108.5	107.6	117.5
Operating (loss) income	(19.3)	65.8	64.9	77.4	61.2	63.0	56.0	55.2
Other income (expenses)	(0.3)	0.1	(0.2)	0.7	(0.8)	(0.1)	0.7	0.8
Income tax expense	11.7	13.8	11.1	13.5	16.9	2.9	11.1	10.4
Net (loss) income	(31.3)	52.1	53.6	64.6	43.5	60.0	45.6	45.6
Basic (loss) earnings per share	$(0.17)	$0.28	$0.29	$0.35	$0.23	$0.32	$0.25	$0.26
Diluted (loss) earnings per share	$(0.17)	$0.28	$0.29	$0.35	$0.23	$0.32	$0.25	$0.25
Net cash provided by operating activities	$97.8	$128.2	$111.3	$137.5	$126.3	$116.0	$126.5	$119.8
Net cash used in investing activities	(285.3)	(89.4)	(90.8)	(523.2)	(116.2)	(185.6)	(137.2)	(61.9)
Net cash provided by (used in) financing activities	182.5	(33.8)	(35.0)	(36.1)	(32.0)	(29.3)	332.0	(31.0)
Average Gold Price(4)	$1,228	$1,213	$1,306	$1,329	$1,274	$1,278	$1,257	$1,219
GEOs earned(5)	104,877	120,021	107,333	115,671	119,839	123,787	122,541	131,578
Cash Costs(6) attributable to GEO production	$21.5	$29.9	$26.5	$27.3	$31.0	$31.2	$30.4	$37.1
Cash Costs(6) per GEO	$208	$254	$252	$241	$266	$253	$254	$286
Adjusted EBITDA(6)	$118.7	$134.7	$126.3	$139.9	$128.0	$134.1	$125.5	$128.5
Adjusted EBITDA(6) per share	$0.64	$0.72	$0.68	$0.75	$0.69	$0.72	$0.69	$0.72
Margin(6)	80.1%	79.0%	78.3%	80.8%	76.6%	78.2%	76.7%	74.4%
Adjusted Net Income(6)	$44.7	$54.6	$53.7	$63.9	$52.1	$55.3	$46.1	$44.8
Adjusted Net Income(6) per share	$0.24	$0.29	$0.29	$0.34	$0.28	$0.30	$0.25	$0.25
1	Sum of the quarters may not add up to yearly total due to rounding.
2

Quarterly results for the periods ended after January 1, 2018 have been prepared in accordance with IFRS 9 Financial Instruments, and IFRS 15 Revenue from Contracts with Customers. Comparative information for the quarters ended prior to January 1, 2018 has not been restated and is accounted for under IAS 39 Financial Instruments: Recognition and Measurement, and IAS 18 Revenue.

3	Includes impairment charges on royalty, stream and working interests of $76.0 million recorded in Q4/2018.
4	Based on LBMA Gold Price PM Fix.
5

GEOs include our gold, silver, platinum, palladium and other mining assets, and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 13 and 17 of this MD&A for indicative prices which may be used in the calculation of GEOs for the year ended December 31, 2018 and 2017, respectively.

6

Cash costs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-IFRS Financial Measures” section of this MD&A.

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At December 31,	At December 31,
(expressed in millions, except debt to equity ratio)	2018	2017
Cash and cash equivalents	$69.7	$511.1

Current assets	178.5	616.4
Non-current assets	4,753.3	4,172.0
Total assets	$4,931.8	$4,788.4

Current liabilities	25.0	22.6
Non-current liabilities	274.9	60.3
Total liabilities	$299.9	$82.9

Total shareholders’ equity	$4,631.9	$4,705.5

Debt	$207.6	$—
Total common shares outstanding	186.7	185.9
Key Financial Metrics
Working Capital	$153.5	$593.8
Debt to equity	0.04:1	—

2018 Management’s Discussion and Analysis	23

Assets

Total assets were $4,931.8 million at December 31, 2018 compared to $4,788.4 million at December 31, 2017. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and equity investments, while our current assets primarily comprise cash and cash equivalents, and accounts receivable. The decrease of $437.9 million in current assets as at December 31, 2018 is due to the funding of the Continental Royalty Acquisition Venture and Cobre Panama Floating Payment Stream, fulfillment of the remaining capital commitments for the Cobre Panama Fixed Payment Stream, and Delaware Basin asset acquisition. Funding for acquisitions during the year totaled $988.0 million, partly funded through drawdowns from our Credit Facility. The increase in non-current assets from these capital expenditures was partly offset by the depletion of royalty, stream and working interests.

Liabilities

Total liabilities as at December 31, 2018 increased to $299.9 million from $82.9 million at December 31, 2017, with such increase reflecting the balance outstanding under our Credit Facility. Drawdowns of $210.0 million outstanding at year-end, to fund the Continental Royalty Acquisition Venture and our final Cobre Panama contribution, are presented net of deferred debt issue costs of $2.4 million, for a net amount of $207.6 million. As at December 31, 2018, $890.0 million remains available to the Company through its two credit facilities.

Shareholders’ Equity

Shareholders’ equity decreased by $73.6 million as at December 31, 2018 compared to December 31, 2017, reflecting net income of $139.0 million in 2018, offset by a loss of $18.4 million on the Company’s equity investments, a loss $68.3 million in currency translation adjustment, and declared dividends of $177.8 million. The dividends of $177.8 million were partly settled through the issuance of $41.7 million in common shares pursuant to the Company’s DRIP.

Liquidity and Capital Resources

Cash flow for the year ended December 31, 2018 and 2017 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2018	2017	2018	2017
Net cash provided by operating activities	$97.8	$126.3	$474.8	$488.6
Net cash used in investing activities	(285.3)	(116.2)	(988.7)	(500.9)
Net cash provided by (used in) financing activities	182.5	(32.0)	77.6	239.7
Effect of exchange rate changes on cash and cash equivalents	(2.2)	(0.3)	(5.1)	30.7
Net change in cash and cash equivalents	$(7.2)	$(22.2)	$(441.4)	$258.1

Operating Cash Flow

For the year ended December 31, 2018 and 2017, operating cash flows were $474.8 million and $488.6 million, respectively. Net cash generated by operating activities was $97.8 million and $126.3 million in Q4/2018 and Q4/2017, respectively. Although GEO ounces produced were lower in 2018 than in the 2017 periods, revenues benefitted from higher commodity prices and production from the Company’s Energy portfolio.

Investing Activities

For the year ended December 31, 2018 and 2017, cash used in investing activities was $988.7 million and $500.9 million, respectively. Net cash used in investing activities was $285.3 million in Q4/2018 compared to $116.2 million in Q4/2017, respectively. Investing activities in 2018 included funding of $257.4 million for the Continental Royalty Acquisition Venture, $273.4 million towards the Cobre Panama Fixed Payment Stream, the purchase of the Cobre Panama Floating Payment Stream for $356.0 million, and the funding of $90.3 million for the acquisition of the Delaware Basin Energy royalties. Comparatively, investing activities in the 2017 period included the ongoing funding of the Cobre Panama Fixed Payment Stream deposit, the acquisitions of royalties on the Orion thermal project of $74.1 million (C$92.5 million) and the purchase of royalty portfolios in the STACK and Midland plays of $27.6 million and $114.6 million, respectively.

Financing Activities

For the year ended December 31, 2018, financing activities resulted in an inflow of $77.6 million, primarily reflecting proceeds from the net drawdowns of $210.0 million on the Company’s Credit Facility, which remains outstanding as at the end of the year, net of the payment of cash dividends of $136.1 million. This compares to an inflow of $239.7 million in 2017, which, in addition to the payment of cash dividends, reflects the proceeds of $356.4 million from the exercise of share purchase warrants which expired in June 2017. Net cash from financing activities was an inflow of $182.5 million in Q4/2018, compared to an outflow of $32.0 million in Q4/2017, representing the net drawdowns on the Company’s credit facilities and cash payment of dividends declared in the quarter.

2018 Management’s Discussion and Analysis	24

Capital Resources

As at December 31, 2018, our cash and cash equivalents totaled $69.7 million (December 31, 2017 - $511.1 million). In addition, we held long-term investments at December 31, 2018 of $169.7 million (December 31, 2017 - $203.1 million), of which $132.8 million was held in publicly-traded equity instruments (December 31, 2017 - $168.1 million).

As at December 31, 2018, an amount of $790.0 million, or its Canadian dollar equivalent, is available under the Company’s unsecured Credit Facility. The Credit Facility has a term of March 22, 2023. The Company expects to extend the maturity by an additional year. Advances under the Credit Facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. Funds are generally drawn using LIBOR 30-day rates plus 110 basis points.

An additional amount of $100.0 million is available under the FNBC Credit Facility, which is an unsecured revolving credit facility of the Company’s subsidiary, FNBC. Subsequent to year-end, the FNBC Credit Facility maturity date was extended by an additional year to March 20, 2020. Funds are generally drawn using LIBOR rates plus 135 basis points. During the year, FNBC drew down $27.0 million to fund its contributions to the Cobre Panama project, which was repaid in full by December 31, 2018.

As at March 19, 2019, the aggregate amount available under the two credit facilities is $890 million.

Management’s objectives when managing capital are to:

(a)	ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at December 31, 2018, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with maturities upon acquisition of three months, or 92 days or less, were classified as term deposits with cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on Mining and Energy interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q4/2018, the Canadian dollar traded in a range of $0.7330 to $0.7811, closing the quarter at $0.7330, and the Australian dollar traded between $0.7366 and $0.7041, closing the quarter at $0.7055.

Our near-term cash requirements include funding of our commitments towards the Royalty Acquisition Venture, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty and stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or use of our credit facilities. We believe that our current cash resources, available credit facilities and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2018 Management’s Discussion and Analysis	25

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08
1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.

12

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver.

13

In accordance with the terms of the agreement, the purchase price was adjusted from $406 per ounce to $418.27 per ounce after November 2017 on the initial gold deliveries.  After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. In the event that the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum is not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until the above-mentioned mill throughput has been achieved, through a reduction of the applicable Fixed Gold Price of $100 per ounce or a delivery of additional ounces for no consideration.

14

In accordance with the terms of the agreement, the purchase price was adjusted from $6.09 per ounce to $6.27 per ounce after November 2017 on the initial silver deliveries.  After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.

15

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced to 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.

16

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced to 7,432,750 ounces of silver delivered. Thereafter, 15.53% of the silver in concentrate.

17

Purchase price is 20% of the spot price of gold until 604,000 ounces of gold have been delivered. Thereafter, purchase price is 50% of the spot price of gold. In the event that the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum is not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until the above-mentioned mill throughput has been achieved, through a reduction of the applicable Fixed Gold Price of $100 per ounce or a delivery of additional ounces for no consideration.

18	Purchase price is 20% of the spot price of silver until 9,618,000 ounces of silver have been delivered. Thereafter, purchase price is 50% of the spot price of silver.
19

Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.

20	Purchase price is 20% of the average gold price at the time of delivery.
21	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
22	Purchase price is 20% of prevailing market price at the time of delivery.
23	Agreement is capped at 312,500 ounces of gold.
24

The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces. For McCreedy West, the Fixed Price per gold equivalent ounce was increased to $800 per ounce (with no annual inflationary adjustment), effective July 1, 2018 until December 31, 2021.

Acquisition of Royalty Rights with Continental Resources, Inc.

As described in the Corporate Developments section above, the Company entered into a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights in the SCOOP and STACK plays of Oklahoma. Franco-Nevada is expecting to fund, subject to satisfaction of agreed upon development thresholds, up to $100 million per year over three years to acquire additional mineral rights through the Royalty Acquisition Venture. As at December 31, 2018, the total remaining commitment was $258.2 million.

2018 Management’s Discussion and Analysis	26

Contingencies

CRA Review

The Canada Revenue Agency (“CRA”) is conducting an audit of Franco-Nevada’s 2012-2015 taxation years.

As previously announced on December 5, 2018, the Company received a letter from the CRA (the “CRA Letter”) in which it proposed to reassess the Company’s 2013 taxation year for tax, interest and penalties in relation to the Company’s Mexican subsidiary.  The Company has received a Notice of Reassessment (the “Reassessment”) from the CRA for the 2013 taxation year in accordance with the CRA Letter.  The Reassessment assesses the Company for additional Federal and provincial income taxes of C$10.7 million ($7.9 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.

For the 2013 taxation year, the Company’s Mexican subsidiary paid 154.3 million Pesos ($12.1 million) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico.

Management believes that the Company has filed its tax returns and paid all applicable taxes in compliance with Canadian and Mexican tax laws and as a result, no amounts have been recorded in the financial statements of the Company for the Reassessment or for any potential tax liability that may arise in respect of this matter. The Company intends to vigorously defend its position and if required, seek relief from double taxation under the Canada-Mexico tax treaty.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company and its foreign subsidiaries has filed its income tax returns and reported its income.  In the event that the CRA successfully challenges the manner in which the Company has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For energy interests, the estimated reserves in reserve reports prepared by independent petroleum consultants or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and energy well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, investments measured at cost and/or energy equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, or energy well equipment could impact the impairment analysis.

Asset Acquisitions and Business Combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and

2018 Management’s Discussion and Analysis	27

include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Joint Arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

The Company evaluated its joint arrangement with Continental, whereby the Company acquired a 49.9% economic interest in TMRCII, in accordance with IFRS 11. The Company concluded that the arrangement qualified as a joint operation based on the terms of the contractual agreement which specify how revenues and expenses are shared. Under the agreement, revenues generated by the royalty assets of TMRCII are to be distributed based on the performance of the assets against agreed upon development thresholds and the tranche in which the assets were acquired, resulting in the Company receiving distributions ranging between 50-75% of revenue. As a result, the Company has concluded that its rights are tied to the assets of TMRCII, rather than the net results of the entity.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of gold, silver or platinum group metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of gold, silver or platinum group metals. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2018.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”), replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 on January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The Company has applied the changes in accounting policies retrospectively; however in accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The reclassifications and adjustments are recognized in the opening balance sheet as at January 1, 2018 as summarized below.

•

The Company has made an irrevocable election available under IFRS 9 to classify its long-term investments in equity securities at fair value through other comprehensive income (“FVTOCI”) because these investments are held as long-term strategic investments that are not expected to be sold in the short term.  This election is available on an instrument-by-instrument basis. Previously these investments were classified as available-for-sale under IAS 39. Changes in the fair value of these investments are recognized in other comprehensive income (loss). On adoption of IFRS 9, the Company recorded an adjustment of $27.1 million to reduce opening deficit with a corresponding adjustment to increase accumulated other comprehensive loss to reclassify the accumulated impairment losses on these investments to accumulated other comprehensive loss.

•

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can be measured at cost. This cost exemption is not available under IFRS 9. At the date of adoption, the Company held one equity investment at cost, which had a carrying value of $4.0 million as at

2018 Management’s Discussion and Analysis	28

January 1, 2018.  The Company assessed the fair value of the instrument based on valuation techniques that include inputs that are not based on observable market data and determined that the fair value approximates the carrying value of the instrument as of the date of adoption and as such the Company concluded no adjustment is required.

•

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment, rather than an incurred loss model previously applied under IAS 39. The Company’s financial assets which are subject to credit risk include cash and cash equivalents, receivables and loan receivable. The Company holds one loan receivable from Noront Resources Ltd. The loan receivable is carried at amortized cost and had a carrying value of $30.1 million as at January 1, 2018. Application of the expected credit loss model under the general approach at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses on its financial assets were nominal.

On the date of the initial application, January 1, 2018, the financial instruments of the Company were as follows, with any reclassifications noted:

	Measurement category		Carrying amount
	Original	New	Original	New
(expressed in millions)	(IAS 39)	(IFRS 9)	(IAS 39)	(IFRS 9)	Difference
Current financial assets
Cash and cash equivalents	Available-for-sale	Amortized cost	$511.1	$511.1	$—
Receivables	Amortized cost	Amortized cost	54.6	54.6	—
Receivables from provisional concentrate sales	FVTPL(1)	FVTPL	11.3	11.3	—
Non-current financial assets
Equity investments	Available-for-sale	FVTOCI(2)	$172.2	$172.2	$—
Warrants	FVTPL	FVTPL	0.8	0.8	—
Loan receivable	Amortized cost	Amortized cost	30.1	30.1	—
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	$21.5	$21.5	$—
Debt	Amortized cost	Amortized cost	—	—	—
1	Fair value through profit or loss.
2	Fair value through other comprehensive income or loss.

Except as noted above, the adoption of IFRS 9 did not result in changes in the carrying values of the Company’s financial instruments on January 1, 2018.

The following policies applied in accounting for financial instruments for the year ended December 31, 2018.

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

Under the IFRS 9 model for classification the Company has classified its financial assets as described below.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest method.

(ii)	Receivables

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the effective interest method less any impairment loss allowance. The loss allowance for receivables is measured based on lifetime expected credit losses.

(iii)	Investments

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

The Company’s equity investments are held for strategic purposes and not for trading. The Company made an irrevocable election to designate these investments in common shares at FVTOCI. FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss). When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive income (loss) directly to deficit. Previously under IAS 39, these equity investments were classified as available-for-sale financial assets.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive income (loss).

2018 Management’s Discussion and Analysis	29

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss (“FVTPL”) and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income.  Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income.

Loans receivable are classified as financial assets at amortized cost because these instruments are held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest. Loans are measured at amortized cost using the effective interest method, less any impairment loss allowance. The impairment loss allowance for the loan receivable is measured based on expected credit losses under the general approach. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income.

(iv)	Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the effective interest method.

IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This new standard was applied using a modified retrospective approach whereby the effects of the change in accounting policies for revenue as at January 1, 2018 are presented together as a single adjustment to the opening balance of deficit. Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.

The following policies applied in accounting for revenue for the year ended December 31, 2018.

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

(i)	Stream arrangements

Under its stream arrangements, the Company acquires commodities from operators of mining properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. These provisional price adjustments associated with concentrate sales are not considered to be revenue from contracts with customers as they arise from changes in market commodity prices.

(ii)	Royalty arrangements

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mining or energy property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mining or energy property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

2018 Management’s Discussion and Analysis	30

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining or energy property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

(iii)	Working interest arrangements

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil and gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

New Accounting Standards Issued But Not Yet Effective

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”) was developed by the IFRS Interpretation Committee, and issued by the IASB, to address how to reflect uncertainty in accounting for income taxes. IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 Income Taxes when there is uncertainty over income tax treatments. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect the application of IFRIC 23 to have a material impact on the consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company does not anticipate early adoption of this new standard. The Company has assessed the impact of IFRS 16 on the consolidated financial statements. The Company does not expect the application of IFRS 16 to have a material impact on the consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 19, 2019, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	187,079,821
Issuable upon exercise of Franco-Nevada options(1)	994,568
Issuable upon vesting of Franco-Nevada RSUs	115,337
Diluted common shares	188,189,726
1	There were 994,568 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$31.39 to C$100.10 per share.

Franco-Nevada has not issued any preferred shares.

2018 Management’s Discussion and Analysis	31

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the year ended December 31, 2018, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

2018 Management’s Discussion and Analysis	32

Non-IFRS Financial Measures

Cash Costs attributable to GEO production and Cash Costs per GEO

Cash Costs attributable to GEO production and Cash Costs per GEO are non-IFRS financial measures. Cash Costs are calculated by starting with total costs of sales and removing depletion and depreciation, costs not attributable to GEO production such as our Energy operating costs, and other non-cash costs of sales such as costs related to our prepaid gold purchase agreement. Cash costs per GEO are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO to evaluate the Company’s ability to generate positive cash flow from its mining royalty, stream and working interests. Management and certain investors also use this information to evaluate the Company’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2018	2017	2018	2017
Total costs of sales	$86.3	$99.0	$365.9	$415.0
Less: Depletion and depletion	(61.5)	(63.8)	(247.7)	(273.0)
Less: Energy operating costs	(1.9)	(1.2)	(5.9)	(4.6)
Less: Non-cash costs of sales	(1.4)	(3.0)	(7.1)	(7.7)
Cash Costs attributable to GEO production	$21.5	$31.0	$105.2	$129.7
GEOs, excluding prepaid ounces	103,344	116,506	439,902	489,077
Cash Costs per GEO	$208	$266	$239	$265

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Foreign exchange gains/losses and other income/expenses; and
•	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

2018 Management’s Discussion and Analysis	33

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2018	2017	2018	2017
Net Income	$(31.3)	$43.5	$139.0	$194.7
Income tax expense	11.7	16.9	50.1	41.3
Finance expenses	2.2	1.0	4.6	3.4
Finance income	(0.7)	(1.8)	(3.1)	(5.4)
Depletion and depreciation	61.5	63.8	247.7	273.0
Non-cash costs of sales	1.4	3.0	7.1	7.7
Impairment of royalty, stream and working interests	76.0	—	76.0	—
Impairment of investments	—	4.5	—	4.5
Gain on investments	—	(2.0)	—	(2.0)
Foreign exchange (gains)/losses and other (income)/expenses	(2.1)	(0.9)	(1.8)	(1.1)
Adjusted EBITDA	$118.7	$128.0	$519.6	$516.1
Basic weighted average shares outstanding	186.4	185.5	186.1	182.9

Basic EPS	$(0.17)	$0.23	$0.75	$1.06
Income tax expense	0.06	0.09	0.27	0.23
Finance expenses	0.01	0.01	0.02	0.02
Finance income	—	(0.01)	(0.02)	(0.03)
Depletion and depreciation	0.33	0.34	1.33	1.49
Non-cash costs of sales	0.01	0.02	0.04	0.05
Impairment of royalty, stream and working interests	0.41	—	0.41	—
Impairment of investments	—	0.02	—	0.02
Gain on sale of royalty interest	—	(0.01)	—	(0.01)
Foreign exchange (gains)/losses and other (income)/expenses	(0.01)	—	(0.01)	(0.01)
Adjusted EBITDA per share	$0.64	$0.69	$2.79	$2.82

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Margin)	2018	2017	2018	2017
Net Income	$(31.3)	$43.5	$139.0	194.7
Income tax expense	11.7	16.9	50.1	41.3
Finance expenses	2.2	1.0	4.6	3.4
Finance income	(0.7)	(1.8)	(3.1)	(5.4)
Depletion and depreciation	61.5	63.8	247.7	273.0
Non-cash costs of sales	1.4	3.0	7.1	7.7
Impairment of royalty, stream and working interests	76.0	—	76.0	—
Impairment of investments	—	4.5	—	4.5
Gain on investments	—	(2.0)	—	(2.0)
Foreign exchange (gains)/losses and other (income)/expenses	(2.1)	(0.9)	(1.8)	(1.1)
Adjusted EBITDA	$118.7	$128.0	$519.6	$516.1
Revenue	148.2	167.2	653.2	675.0
Margin	80.1%	76.6%	79.5%	76.5%

2018 Management’s Discussion and Analysis	34

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses and other income/expenses;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Unusual non-recurring items; and
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2018	2017	2018	2017
Net Income	$(31.3)	$43.5	$139.0	$194.7
Foreign exchange (gains)/losses and other (income)/expenses	(2.1)	(2.7)	(1.8)	(2.9)
Impairment of royalty, stream and working interests	76.0	—	76.0	—
Impairment of investments	—	4.5	—	4.5
Tax effect of adjustments	(0.3)	1.0	(0.6)	(0.1)
Other tax related adjustments:
Valuation allowance	—	—	—	0.1
Utilization of tax attributes for which no deferred tax asset was previously recognized	—	(1.3)	—	(5.1)
Barbados Tax Reform impact	2.4	—	2.4	—
U.S. Tax Reform impact	—	7.1	2.0	7.1
Adjusted Net Income	$44.7	$52.1	$217.0	$198.3
Basic weighted average shares outstanding	186.4	185.5	186.1	182.9

Basic EPS	$(0.17)	$0.23	$0.75	$1.06
Foreign exchange (gains)/losses and other (income)/expenses	(0.01)	(0.01)	(0.01)	(0.01)
Impairment of royalty, stream and working interests	0.41	—	0.41	—
Impairment of investments	—	0.02	—	0.02
Tax effect of adjustments	—	0.01	—	—
Other tax related adjustments:
Valuation allowance	—	—	—	—
Utilization of tax attributes for which no deferred tax asset was previously recognized	—	(0.01)	—	(0.03)
Barbados Tax Reform impact	0.01	—	0.01	—
U.S. Tax Reform impact	—	0.04	0.01	0.04
Adjusted Net Income per share	$0.24	$0.28	$1.17	$1.08

2018 Management’s Discussion and Analysis	35

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the CRA and available remedies, and the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and Energy); fluctuations in the value of the Canadian and Australian dollar, Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2018 Management’s Discussion and Analysis	36

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